Registration No. 333-____________

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MANATRON, INC.

(Exact Name of Registrant as Specified in Its Charter)

Michigan
(State or Other Jurisdiction of Incorporation or Organization)

38-1983228
(I.R.S. Employer Identification No.)

510 E. Milham Avenue
Portage, Michigan
(Address of Principal Executive Offices)

49002
(Zip Code)

MANATRON, INC.
EMPLOYEE STOCK PURCHASE PLAN OF 2003

(Full Title of the Plan)

Paul R. Sylvester
President and Chief Executive Officer
Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

Copies to:

Stephen C. Waterbury
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487

(Name and Address of Agent For Service)

(269) 567-2900
(Telephone Number, Including Area Code, of Agent For Service)

CALCULATION OF REGISTRATION FEE

Title Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee
Common Stock, no par value	75,000 shares(3)(4)	$7.94	$595,500	$48.24

(1) Estimated solely for the purpose of calculating the registration fee.

(2) On June 24, 2003, the average of the bid and ask price of the Common Stock of Manatron, Inc. was $7.94 per share. The registration fee is computed in accordance with Rule 457(h) and (c).

(3) Plus an indeterminate number of additional shares as may be required to be issued in the event of an adjustment as a result of an increase in the number of issued shares of Common Stock resulting from a subdivision of such shares, the payment of stock dividends or certain other capital adjustments.

(4) Includes the Series A Preferred Stock Purchase Rights ("Rights") attached to each share of Manatron, Inc. Common Stock. Until the occurrence of certain prescribed events, the Rights are not exercisable, are evidenced by the certificate representing the Manatron, Inc. Common Stock, and may be transferred only with such shares of Common Stock.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

The following documents filed by Manatron, Inc. (the "Company" or the "Registrant") with the Securities and Exchange Commission are incorporated in this registration statement by reference:

(a)   The Registrant's latest annual report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

(b)   All other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (a) above.

(c)   The description of the Registrant's common stock, which is contained in the Registrant's Form 8-A registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act before the filing of a post-effective amendment that indicates that all securities offered have been sold or that deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part of this registration statement from the date of filing of such documents.

Item 4.   Description of Securities.

Not applicable.

Item 5.   Interest of Named Experts and Counsel.

Not applicable.

Item 6.   Indemnification of Directors and Officers.

The Company's Restated Articles of Incorporation and Bylaws generally require the Company to indemnify its directors and officers to the fullest extent permissible under Michigan law against all expenses (including amounts paid in settlement) incurred in any proceeding (whether or not such proceeding was by or in the right of the Company, a subsidiary or otherwise) in which they were a party because of their position as a director or officer of the Company or because they served at the request of the Company as a director, officer, employee or agent of another corporation or entity. The provision also allows for the advancement of litigation expenses at the request of a director or officer under certain circumstances. The Company has entered into indemnity agreements with its directors and officers that generally provide for indemnification to the fullest extent permissible under current or future Michigan law.

Sections 561 through 571 of the Michigan Business Corporation Act, as amended (the "MBCA") contain provisions governing the indemnification of directors and officers by Michigan corporations. The MBCA provides that a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The MBCA permits partial indemnification for a portion of expenses (including reasonable attorneys' fees), judgments, penalties, fines and amounts paid in settlement to the extent the person is entitled to indemnification for less than the total amount. The termination of an action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Indemnification of expenses (including attorneys' fees) and amounts paid in settlement is permitted in derivative actions by the MBCA, except that indemnification is not allowed for any claim, issue or matter in which such person has been found liable to the corporation unless and to the extent that a court decides indemnification is proper.

To the extent that a director or officer has been successful on the merits or otherwise in defense of an action, suit or proceeding described above (including a derivative action), or in defense of a claim, issue or matter in the action, suit or proceeding, he or she shall be indemnified against actual and reasonable expenses (including attorneys' fees) incurred by him or her in connection with the action, suit or proceeding, and any action, suit or proceeding brought to enforce the mandatory indemnification provided under the MBCA.

A determination that the person to be indemnified meets the applicable standard of conduct and an evaluation of the reasonableness of the expenses incurred and amounts paid in settlement shall be made by (i) a majority vote of a quorum of the board of directors who are not parties or threatened to be made parties to the action, suit or proceeding, (ii) a majority vote of a committee of not less than two disinterested directors (if a quorum of the board of directors cannot be obtained), (iii) independent legal counsel, (iv) all "independent directors" not parties or threatened to be made parties to the action, suit or proceeding, or (v) the shareholders (excluding shares held by interested directors, officer, employees or agents).

Under the MBCA, a corporation may pay or reimburse the reasonable expenses incurred by a director, officer, employee or agent who is a party or threatened to be made a party to an action, suit or proceeding in advance of final disposition of the proceeding if the person furnishes the corporation a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet the applicable standard of conduct, which undertaking need not be secured.

The indemnification provisions of the MBCA are not exclusive of the rights to indemnification under a corporation's articles of incorporation or bylaws or by agreement. However, the total amount of expenses advanced or indemnified from all sources combined may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director, officer, employee or agent.

The MBCA permits the Company to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with the Company, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, the Company maintains such insurance on behalf of its directors, officers and employees.

All of the above provisions could affect the liability of the Company's directors and officers in their capacities as such.

Item 7.   Exemption From Registration Claimed.

Not applicable.

Item 8.   Exhibits.

The following exhibits are filed or incorporated by reference as part of this registration statement:

Exhibit
Number   Document

4.1   Restated Articles of Incorporation. Previously filed as an exhibit to the Company's Form 10-K Annual Report for the fiscal year ended April 30, 2001, and incorporated herein by reference.

4.2   Bylaws. Previously filed as an exhibit to the Company's Form 10-K Annual Report for the fiscal year ended April 30, 1999, and incorporated herein by reference.

4.3   Rights Agreement dated June 2, 1997 between Manatron, Inc. and Registrar and Transfer Company. Previously filed as an exhibit to the Company's Form 8-A filed on June 11, 1997, and incorporated herein by reference.

5   Opinion of Legal Counsel.

23.1   Consent of Ernst & Young LLP.

23.2   Information concerning Consent of Arthur Andersen LLP.

23.3   Consent of Legal Counsel. Included in Exhibit 5 above.

24   Powers of Attorney.

Item 9.   Undertakings.

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be

deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Portage, state of Michigan, on this 27th day of June, 2003.

MANATRON, INC.

By: /s/ Paul R. Sylvester_____
Paul R. Sylvester
President, Chief Executive Officer and
Director (Principal Executive Officer
and duly authorized signatory for the
Registrant)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Paul R. Sylvester Paul R. Sylvester	President, Chief Executive Officer, and Director (Principal Executive Officer)	June 27, 2003
*/s/ Krista L. Inosencio Krista L. Inosencio	Chief Financial Officer (Principal Financial and Accounting Officer)	June 27, 2003
*/s/ Randall L. Peat Randall L. Peat	Director	June 27, 2003
*/s/ Richard J. Holloman Richard J. Holloman	Director	June 27, 2003
*/s/ Stephen C. Waterbury Stephen C. Waterbury	Director	June 27, 2003

* /s/ Harry C. Vorys	Director	June 27, 2003
Harry C. Vorys		
*/s/ Gene Bledsoe	Director	June 27, 2003
Gene Bledsoe		
* /s/ Allen F. Peat	Director	June 27, 2003
Allen F. Peat		
* /s/ W. Scott Baker	Director	June 27, 2003
W. Scott Baker		

*By: _/s/ Paul R. Sylvester_____
    Paul R. Sylvester
    Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Document
4.1	Restated Articles of Incorporation. Previously filed as an exhibit to the Company's Form 10-K Annual Report for the fiscal year ended April 30, 2001, and incorporated herein by reference.
4.2	Bylaws. Previously filed as an exhibit to the Company's Form 10-K Annual Report for the fiscal year ended April 30, 1999, and incorporated herein by reference.
4.3	Rights Agreement dated June 2, 1997 between Manatron, Inc. and Registrar and Transfer Company. Previously filed as an exhibit to the Company's Form 8-A filed on June 11, 1997, and incorporated herein by reference.
5	Opinion of Legal Counsel.
23.1	Consent of Ernst & Young LLP.
23.2	Information concerning Consent of Arthur Andersen LLP.
23.3	Consent of Legal Counsel. Included in Exhibit 5 above.
24	Powers of Attorney.

EXHIBIT 5 and 23.3

June 27, 2003

Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

  Re: Registration Statement on Form S-8
     <u>Manatron, Inc. Employee Stock Purchase Plan of 2003 (the "Plan")</u>

    We represent Manatron, Inc., a Michigan corporation (the "Company"), with respect to the above-captioned registration statement on Form S-8 (the "Registration Statement") filed pursuant to the Securities Act of 1933, as amended (the "Act"), to register 75,000 shares of the Company's common stock ("Common Stock").

    As counsel for the Company, we are familiar with its Restated Articles of Incorporation and Bylaws and have reviewed the various proceedings taken by the Company to authorize the issuance of the Common Stock to be sold pursuant to the Registration Statement. We have also reviewed and assisted in preparing the Registration Statement. In our review, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

    On the basis of the foregoing, we are of the opinion that when the Registration Statement has become effective under the Act, any and all shares of Common Stock that are the subject of the Registration Statement will, when issued in accordance with the Plan, be legally issued, fully paid and nonassessable.

    These opinions are limited to the matters specifically referred to in the letter and are effective as of the date of this opinion. No expansion of our opinions may be made by implication or otherwise. This opinion is for use in connection with the Registration Statement and may not be relied on in connection with other matters.

    We hereby consent to the use of this opinion as an exhibit to the Registration Statement on Form S-8 covering the Common Stock to be issued pursuant to the Plan.

           WARNER NORCROSS & JUDD LLP

           By /s/ Stephen C. Waterbury
             Stephen C. Waterbury
             A Partner

Exhibit 23(1)

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Manatron, Inc. Employee Stock Purchase Plan of 2003 of our report dated July 2, 2002, with respect to the 2002 consolidated financial statements of Manatron, Inc. and subsidiary included in its Annual Report (Form 10-K) for the year ended April 30, 2002, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Grand Rapids, MI
June 26, 2003

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EXHIBIT 23.2

INFORMATION CONCERNING CONSENT OF ARTHUR ANDERSEN LLP

We have not been able to obtain, after reasonable efforts, the consent of Arthur Andersen LLP related to the 2001 and 2000 financial statements included in the Company's most recent annual report on Form 10-K for the fiscal year ended April 30, 2002. Certain 2001 and 2000 amounts have been reclassified in our annual report on Form 10-K for the fiscal year ended April 30, 2002, to conform to the 2002 presentation. Such reclassifications have not been reviewed or evaluated by the predecessor auditor, Arthur Andersen LLP.

Section 11(a) of the Securities Act of 1933 allows, under certain circumstances, a person acquiring a security to assert a claim against, among others, an accountant who has consented to be named as having prepared any report for use in connection with the registration statement if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Because Arthur Andersen LLP has not consented to the incorporation of its report dated July 9, 2001, into in this Form S-8, it will not be liable, and you will not be able to assert a claim against Arthur Andersen LLP, under Section 11(a) of the Securities Act for any untrue statements or omissions of material fact contained in the financial statements audited by Arthur Andersen LLP.

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EXHIBIT 24

LIMITED POWER OF ATTORNEY

       The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of Manatron, Inc., does hereby appoint PAUL R. SYLVESTER and RANDALL L. PEAT, or either of them, his or her attorneys or attorney to execute in his or her name a Registration Statement of Manatron, Inc. on Form S-8 for the Manatron, Inc. Employee Stock Purchase Plan of 2003, and any amendments to the Form S-8, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: March 28, 2003   /s/ Krista Inosencio
                                         Krista Inosencio, Chief Financial Officer
                                         Principal Financial and Accounting Officer

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LIMITED POWER OF ATTORNEY

The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of Manatron, Inc., does hereby appoint PAUL R. SYLVESTER and RANDALL L. PEAT, or either of them, his or her attorneys or attorney to execute in his or her name a Registration Statement of Manatron, Inc. on Form S-8 for the Manatron, Inc. Employee Stock Purchase Plan of 2003, and any amendments to the Form S-8, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: March 28, 2003   /s/ Randall L. Peat
                                                    Randall L. Peat

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LIMITED POWER OF ATTORNEY

The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of Manatron, Inc., does hereby appoint PAUL R. SYLVESTER and RANDALL L. PEAT, or either of them, his or her attorneys or attorney to execute in his or her name a Registration Statement of Manatron, Inc. on Form S-8 for the Manatron, Inc. Employee Stock Purchase Plan of 2003, and any amendments to the Form S-8, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: March 28, 2003   /s/ Richard J. Holloman
                                               Richard J. Holloman

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LIMITED POWER OF ATTORNEY

        The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of Manatron, Inc., does hereby appoint PAUL R. SYLVESTER and RANDALL L. PEAT, or either of them, his or her attorneys or attorney to execute in his or her name a Registration Statement of Manatron, Inc. on Form S-8 for the Manatron, Inc. Employee Stock Purchase Plan of 2003, and any amendments to the Form S-8, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: March 31, 2003

/s/ Stephen C. Waterbury
Stephen C. Waterbury

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LIMITED POWER OF ATTORNEY

        The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of Manatron, Inc., does hereby appoint PAUL R. SYLVESTER and RANDALL L. PEAT, or either of them, his or her attorneys or attorney to execute in his or her name a Registration Statement of Manatron, Inc. on Form S-8 for the Manatron, Inc. Employee Stock Purchase Plan of 2003, and any amendments to the Form S-8, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: March 25, 2003   /s/ Harry C. Vorys
                                        Harry C. Vorys

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LIMITED POWER OF ATTORNEY

        The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of Manatron, Inc., does hereby appoint PAUL R. SYLVESTER and RANDALL L. PEAT, or either of them, his or her attorneys or attorney to execute in his or her name a Registration Statement of Manatron, Inc. on Form S-8 for the Manatron, Inc. Employee Stock Purchase Plan of 2003, and any amendments to the Form S-8, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: March 31, 2003   /s/ Gene Bledsoe
                                              Gene Bledsoe

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LIMITED POWER OF ATTORNEY

The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of Manatron, Inc., does hereby appoint PAUL R. SYLVESTER and RANDALL L. PEAT, or either of them, his or her attorneys or attorney to execute in his or her name a Registration Statement of Manatron, Inc. on Form S-8 for the Manatron, Inc. Employee Stock Purchase Plan of 2003, and any amendments to the Form S-8, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: March 31, 2003   /s/ Allen F. Peat
                                               _____
                                               Allen F. Peat

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LIMITED POWER OF ATTORNEY

The undersigned, in his or her capacity as a director or officer, or both, as the case may be, of Manatron, Inc., does hereby appoint PAUL R. SYLVESTER and RANDALL L. PEAT, or either of them, his or her attorneys or attorney to execute in his or her name a Registration Statement of Manatron, Inc. on Form S-8 for the Manatron, Inc. Employee Stock Purchase Plan of 2003, and any amendments to the Form S-8, and to file it with the Securities and Exchange Commission. Each attorney shall have power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act to be done in the premises as fully and to all intents and purposes as the undersigned could do in person, and the undersigned hereby ratifies and approves the acts of such attorneys.

Dated: March 31, 2003   /s/ W. Scott Baker
                                         W. Scott Baker

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